Item 77C.  Submission of matters to a vote
of security holders

The Special Meeting of Shareholders was
held on May 9, 2016 in Los Angeles,
California. The voting
results for the proposal considered at the
Special Meeting of Shareholders is as
follows:
Election of Directors. The shareholders of
the Fund elected J. Richard Atwood, Mark L.
Lipson,
Alfred E. Osborne, Jr., A. Robert Pisano,
Patrick B. Purcell, Robert L. Rodriguez and
Allan M. Rudnick
to serve on the Board of Directors.
FPA New Income, Inc.
Total Shares Voted For:
Total Shares Withheld:
J. Richard Atwood
447,964,167
2,716,595
Mark L. Lipson
447,967,723
2,713,039
Alfred E. Osborne, Jr.
447,578,877
3,101,885
A. Robert Pisano
447,494,237
3,186,525
Patrick B. Purcell
447,631,181
3,049,581
Robert L. Rodriguez
420,881,988
29,798,774
Allan M. Rudnick
447,618,708
3,062,054